

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

November 1, 2016

Gregory B. Maffei
Chief Executive Officer
Liberty Broadband Corporation
12300 Liberty Boulevard
Englewood, CO 80112

> **Re: Liberty Broadband Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 12, 2016**
> **File No. 001-36713**

Dear Mr. Maffei:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications